UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commission file number 1-14387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06830

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

December 31, 2003 and 2002

United Rentals, Inc. 401(k) Investment Plan

Audited Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To Administrator of United Rentals, Inc.

401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 16, 2004

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets:
Cash	$1,285	$—
Investments, at fair value:
United Rentals, Inc. Common Stock	6,639,937	3,748,854
T. Rowe Price Equity Index Trust	13,330,898	9,261,247
T. Rowe Price Tradelink Investments	143,548	77,747
Mutual Funds:
T. Rowe Price Spectrum Bond Income Fund	7,435,220	5,648,491
T. Rowe Price Balanced Fund	2,820,921	1,598,412
T. Rowe Price Blue Chip Growth Fund	9,496,146	5,864,756
T. Rowe Price Growth and Income Fund	3,276,725	1,879,604
T. Rowe Price International Stock Fund	4,907,680	3,189,301
T. Rowe Price New Horizons Fund	9,976,989	5,783,343
T. Rowe Price Prime Reserve Fund	17,674,706	16,697,118
T. Rowe Price Retirement Income Fund	80,657	—
T. Rowe Price Retirement 2010 Fund	161,910	—
T. Rowe Price Retirement 2020 Fund	351,186	—
T. Rowe Price Retirement 2030 Fund	435,229	—
T. Rowe Price Retirement 2040 Fund	116,399	—
T. Rowe Price Science & Technology Fund	4,379,611	2,247,675
T. Rowe Price Value Fund	9,626,602	6,560,653

Total mutual funds	70,739,981	49,469,353
Participant loans	4,623,445	3,736,350
Contribution receivables:
Participants	—	187,425
Company	—	69,518

Total receivables	—	256,943

Net assets available for benefits	$95,479,094	$66,550,494

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Contributions:
Participants	$14,169,157	$15,937,851
Company	4,110,558	4,707,431
Rollovers	1,453,355	1,330,867
Investment income:
Interest and dividend income	946,171	889,722
Net appreciation (depreciation) in fair value of investments	17,436,096	(13,577,719)

	38,115,337	9,288,152
Deductions
Benefits paid directly to participants	8,863,111	7,512,047
Other, net	323,626	287,163

Net increase	28,928,600	1,488,942
Net assets available for benefits, beginning of year	66,550,494	65,061,552

Net assets available for benefits, end of year	$95,479,094	$66,550,494

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company”). All employees are eligible to participate in the Plan on January 1 and June 1 following completion of twelve months of employment (provided they have reached the minimum age of 21 years). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 15% of their annual wages paid by the Company, limited to $12,000 and $11,000 per annum in 2003 and 2002, respectively. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions (after one year) and can change their elected contribution rate on January 1, April 1, July 1 and October 1 of each year.

The Company may contribute a discretionary amount to the Plan which is determined annually by the Board of Directors of the Company. During the years ended December 31, 2003 and 2002, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $1,500.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s discretionary contribution, if any, and an allocation of Plan earnings. Allocations are based on the account balance of the participants.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $260,658 for 2003 and $357,071 for 2002, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the Plan’s investment options. The Plan’s custodian is T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. Interest rates range from 5.50% to 11.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment, or proven hardship. Hardship withdrawals must be authorized by the Plan Administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provision of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. All investment related expenses are charged directly to the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

4. Investments

During 2003 and 2002, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2003	2002
T. Rowe Price Spectrum Bond Income Fund	$598,520	$87,582
T. Rowe Price Balanced Fund	381,256	(172,725)
T. Rowe Price Blue Chip Growth	2,005,974	(1,647,024)
T. Rowe Price Growth and Income Fund	646,254	(504,981)
T. Rowe Price International Stock Fund	1,086,861	(692,886)
T. Rowe Price New Horizons Fund	3,173,133	(1,882,636)
T. Rowe Price Retirement Income Fund	3,877	—
T. Rowe Price Retirement 2010 Fund	10,403	—
T. Rowe Price Retirement 2020 Fund	23,842	—
T. Rowe Price Retirement 2030 Fund	40,127	—
T. Rowe Price Retirement 2040 Fund	7,902	—
T. Rowe Price Science & Technology Fund	1,361,272	(1,139,897)
T. Rowe Price Value Fund	2,101,880	(1,311,150)
T. Rowe Price Tradelink Investments	36,591	(12,939)
T. Rowe Price Equity Index Trust	2,899,244	(2,487,160)
United Rentals, Inc. Common Stock	3,058,960	(3,813,903)

	$17,436,096	$(13,577,719)

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	631,709	$7,435,220
	Balanced Fund	153,228	2,820,921
	Blue Chip Growth Fund	333,784	9,496,146
	Growth and Income Fund	150,862	3,276,725
	International Stock Fund	427,126	4,907,680
	New Horizons Fund	402,298	9,976,989
	Prime Reserve Fund	17,674,706	17,674,706
	Retirement Income Fund	6,894	80,657
	Retirement 2010 Fund	12,551	161,910
	Retirement 2020 Fund	26,110	351,186
	Retirement 2030 Fund	31,515	435,229
	Retirement 2040 Fund	8,404	116,399
	Science & Technology Fund	232,958	4,379,611
	Value Fund	481,090	9,626,602
	Equity Index Trust	431,840	13,330,898
	Tradelink Investments (see detail of investments in the Tradelink Investments on page 9)		143,548
United Rentals, Inc.*	United Rentals, Inc. Common Stock	344,753	6,639,937

			90,854,364
Participant loans*	Interest rates range from 5.50% to 11.50%; maturities range from 1 to 29 years		4,623,445

			$95,477,809

*	Indicates party-in-interest to the Plan.

Note:	The “cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Flextronics International Ltd.	500	$7,420
	AT&T Wireless Services, Inc.	138	1,103
	Agere Systems, Inc., Class A Stock	1	3
	Agere Systems, Inc., Class B Stock	26	75
	Arrythmia Research Technology, Inc.	50	1,557
	Calpine Corp.	553	2,660
	Capital Corporation of Westcom	826	32,743
	Copart Inc.	50	825
	EMC Corp.	85	1,098
	Lancaster Colony Corp.	55	2,484
	Lockheed Martin Corp.	9	465
	Lucent Technologies, Inc.	100	284
	Offshore Logistics, Inc.	75	1,839
	Polymedia Corp.	75	1,916
	Sonus Pharm, Inc.	91	462
	Stratex Networks, Inc.	100	425
	THQ, Inc.	100	1,691
	Target Corp.	69	2,660
	21st Century Technologies, Inc.	100	4
	Xerox Corp.	500	6,900
	Zoran Corp.	69	1,200
	Mutual Funds:
	Credit Suisse Capital Appreciation Fund	178	2,729
	Gabelli Growth Fund	307	7,661
	Oakmark Select Fund	127	3,881
	Oakmark Global Fund	228	4,391
	T. Rowe Price Prime Reserve Fund	21,491	21,491
	T. Rowe Price Emerging Europe & Mediterranean Fund	354	4,328
	Vanguard Index Trust Total Stock Market Index Fund	1,202	31,253

			$143,548

*	Indicates party-in-interest to the Plan.

EXHIBITS

Exhibit No. 23 Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	United Rentals, Inc. 401(k) Investment Plan

	By:	/S/ JOHN N. MILNE
	Name:	John N. Milne
	Title:	Trustee